TSX/NYSE/PSE: MFC	SEHK: 945
C$ unless otherwise stated
For Immediate Release
February 9, 2017

This quarterly earnings news release should be read in conjunction with the Company's Annual Management's Discussion & Analysis and Financial Statements for the year ended December 31, 2016, prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), which is available on our website at http://www.manulife.com/Reports.
Additional information relating to the Company is available on the SEDAR website at http://www.sedar.com and on the U.S. Securities and Exchange Commission's ("SEC") website at http://www.sec.gov (EDGAR filers section).
We use a number of non-GAAP measures to measure performance and to assess our businesses. For more information on non-GAAP financial measures, see "Performance and Non-GAAP Measures" below and in our 2016 Management's Discussion and Analysis.

Manulife reports 2016 net income of $2.9 billion and core earnings of $4.0 billion (up 34% and 17%, respectively, compared with 2015), strong top line growth and a dividend increase of 11%
TORONTO – Manulife Financial Corporation ("MFC") today announced net income attributed to shareholders of $2,929 million for 2016, fully diluted earnings per common share ("EPS") of $1.41 and return on common shareholders' equity ("ROE") of 7.3%, compared with $2,191 million, $1.05 and 5.8%, respectively, for 2015. The increase in net income attributed to shareholders reflected growth in core earnings, and a turnaround in investment-related experience partially offset by an increase in charges related to the direct impact of markets. In 2016, MFC generated core earnings of $4,021 million, diluted core earnings per common share of $1.96 and core return on common shareholders' equity ("core ROE") of 10.1%, compared with $3,428 million, $1.68, and 9.2%, respectively, for 20151.
In the fourth quarter of 2016 ("4Q16") net income attributed to shareholders was $63 million, fully diluted earnings per common share was $0.01 and return on common shareholders' equity was 0.3%, compared with $246 million, $0.11 and 2.3%, respectively for the fourth quarter of 2015 ("4Q15"). The 4Q16 net income attributed to shareholders includes charges of $1,202 million due to the direct impact of markets. In 4Q16, MFC generated core earnings of $1,287 million, diluted core earnings per common share of $0.63 and core return on common shareholders' equity of 12.9%, compared with $859 million, $0.42, and 8.7%, respectively, for 4Q15.
Donald Guloien, President and Chief Executive Officer, stated, "Manulife achieved particularly strong operating results, ending the year with $4 billion in core earnings, an increase of 17% from the prior year; and achieving the target we set back in 2012. While the overall impact of higher rates is highly positive over the long term for our Company, net income was negatively impacted by market movements in the fourth quarter. For the full year, net income was $2.9 billion, an increase of 34% over the prior year."
"On the basis of the strong operating results, and our outlook for growth going forward, the Board today approved an 11% increase to our dividend, marking our third consecutive year of increases," added Mr. Guloien.
Steve Roder, Chief Financial Officer, said, "In Asia, we achieved a 29% increase in APE sales compared to 2015, and a 35% increase in new business value, which speaks to the quality of sales we generated. We also delivered $15 billion in net flows in our global Wealth and Asset Management businesses, our seventh consecutive positive year."
"The mark-to-market impact of interest rates and equity markets subjects our net income to negative and positive variability, which can be material. We do not consider these impacts to be reflective of the underlying earnings capacity of our business and it was for reasons like this that we introduced the core earnings measure a few years ago," added Mr. Roder.

[1]
Core earnings, diluted core earnings per common share and core ROE are non-GAAP measures. See "Performance and Non-GAAP Measures" below and in our 2016 Management's Discussion and Analysis for additional information.

February 9, 2017 – Press Release Reporting Fourth Quarter Results

HOW OUR COMPANY PERFORMED IN 2016
Profitability
Reported net income attributed to shareholders of $2,929 million in 2016, up $738 million from 2015
The increase in net income attributed to shareholders reflected growth in core earnings, and a turnaround in investment-related experience, partially offset by an increase in charges related to the direct impact of markets. Each of these items is described below.
Generated core earnings of $4,021 million in 2016, an increase of $593 million or 17% from 2015
The increase in core earnings was driven by core investment gains of $197 million (compared to nil in 2015), strong new business and in-force growth in Asia and the release of tax and related provisions in the U.S. and Corporate and Other segments as a result of the closure of multiple tax years in the U.S., partially offset by higher equity hedging costs and higher interest expense due to recent debt issuances. The strengthening of the U.S. dollar and the Japanese Yen compared to the Canadian dollar also contributed $149 million to the increase in core earnings. Core earnings in 2016 included net policyholder experience charges of $162 million post-tax ($276 million pre-tax) compared with charges of $205 million post-tax ($362 million pre-tax) in 2015.
Generated ROE and core ROE of 7.3% and 10.1% in 2016 compared with 5.8% and 9.2% in 2015
The improvement in ROE and core ROE primarily relates to the increase in net income attributed to shareholders and core earnings, respectively.
Generated investment-related experience gains of $197 million in 2016 compared with charges of $530 million in 2015
The $197 million gain reported in 2016 reflected the favourable impact of fixed income reinvestment activities on the measurement of our policy liabilities and credit experience. While we reported lower returns on our alternative long-duration portfolio than expected in the valuation of our policy liabilities, we reported gains in the second half of the year that partially offset the charges reported in the first half of the year. In accordance with our definition of core earnings, we included $197 million of investment-related experience gains in core earnings in 2016 and nil in 2015. (See the section "Performance and Non-GAAP Measures" of our 2016 Management Discussion and Analysis.)
Reported charges related to the direct impact of markets of $484 million in 2016 compared with charges of $93 million in 2015
4Q16 charges related to the direct impact of equity markets and interest rates and variable annuity guarantee liabilities of $1,202 million more than offset gains of $718 million that we reported in the first three quarters of 2016, resulting in a full year charge of $484 million. The components of the charges are outlined in the table below while the footnotes to the table provide additional information on each of these components:
(C$ millions, unaudited)	2016	4Q16
Direct impact of interest rates on fixed income reinvestment rates assumed in the valuation of policy liabilities related to:
changes in risk free rates(1)	$(53)	$(330)
decrease in corporate spreads(2)	(553)	(275)
decrease (increase) in swap spreads(3)	271	(242)
	(335)	(847)
Gains (charges) on AFS bonds and derivative positions in the Corporate and Other segment(4)	370	(142)
Direct impact of equity markets and variable annuity guarantee liabilities(5)	(364)	(213)
Risk reduction items(6)	(155)	-
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	$(484)	$(1,202)
(1)
The impact of changes in risk free rates for full year 2016 was largely driven by a fall in Japanese interest rates. The charges in 4Q16 largely came from North America where interest rates rose and the yield curve steepened, reversing the movements seen in the first three quarters of 2016. The impact of the yield curve steepening resulted in an accounting mismatch between our insurance liabilities and our interest rate hedges. This occurred because our policy liabilities are valued with reference to actuarial interest rate models, whereas our interest rate hedges are valued at current market rates. This accounting mismatch can be material when there is a significant change in the shape of the interest rate curve as was the case in 4Q16.

(2)
The decrease in corporate spreads in 4Q16 and the full year of 2016 resulted in a decline in the reinvestment yields on future fixed income purchases assumed in the measurement of policy liabilities and a charge to net income attributed to shareholders.

(3)
Swap spreads at the 30-year point, the point on the curve where we have a large number of our interest rate hedges, rose in 4Q16 and fell for the full year of 2016. The 4Q16 rise in swap spreads resulted in a decrease in the fair value of our swaps and a charge to net income attributed to shareholders. The full year fall in swap spreads resulted in an increase in the fair value of our swaps and a gain to net income attributed to shareholders.

(4)
Gains (charges) on sale of AFS bonds and derivative positions in the Corporate and Other segment was a result of realizing gains (charges) at the time of sale. As at December 31, 2016, the AFS fixed income assets held in the surplus segment were in a net after-tax unrealized loss position of $683 million.

(5)
The direct impact of equity markets was primarily driven by losses in the dynamic hedging program due to basis risk losses in fund manager and hedge asset performance, which was exacerbated by the large change in interest rates during 4Q16.

February 9, 2017 – Press Release Reporting Fourth Quarter Results

(6)
Risk reduction activities: In the third quarter of 2016, we reported a charge of $155 million related to actions to reduce our exposure to equity markets and interest rates. These actions included reducing the amount of equity investments that support long-term guarantee products and increasing interest rate hedges

Strengthened reserves by $453 million (post-tax) in 2016 as a result of our review of actuarial methods and assumptions compared to $451 million (post-tax) in 2015
In 2016, we strengthened our reserves to update morbidity, mortality, lapse, future premium and tax cash flow assumptions on our John Hancock Long Term Care ("JH LTC") business and to proactively reduce our ultimate reinvestment rate assumptions ahead of an expected update by the Actuarial Standards Board in 2017, partially offset by reserve releases related to other updates including policyholder experience assumptions in our U.S. Variable Annuity business.
Growth
Generated net flows1 of $15.3 billion in our wealth and asset management ("WAM") businesses in 2016 compared with $34.4 billion in 2015
2016 marked the seventh year of consecutive positive quarterly net flows in our WAM businesses. The continued positive net flows in 2016 were driven by strong inflows in our institutional advisory business, and mutual funds businesses in Asia and Canada. This was partially offset by outflows in our North American pension and U.S. mutual fund businesses. U.S. mutual fund outflows were impacted by a challenging sales environment and the underperformance of a few key funds earlier in the year. Net flows were $19.1 billion lower than in 2015, driven by outflows in U.S. mutual funds compared with strong prior year inflows and lower institutional sales.

Generated gross flows1,2 of $120.5 billion in our wealth and asset management businesses in 2016, an increase of 3% compared with 2015
Gross flows in the U.S increased 5% to record levels, due to strong mid-market pension sales reflecting a full year of sales from the acquired New York Life business, partially offset by lower mutual fund sales. Gross flows in Canada increased 3%, driven by continued strong growth in mutual fund sales, partially offset by lower sales in the large case pension segment compared to our record year in 2015. In Asia, gross flows increased 26% driven by mutual fund sales, including money market, and new fund launches in mainland China. These were partially offset by lower institutional gross flows.

Achieved insurance sales1,2 of $4.0 billion in 2016, an increase of 11% compared with 2015
In 2016, we achieved record Asia insurance sales, which increased 27% compared with 2015, driven by broad-based sales growth across the region and strong sales through the bank channel, including the successful launch of our partnership with DBS Bank Ltd. ("DBS"). Canadian insurance sales declined 16% as 2015 included two exceptionally large group benefits sales. U.S. insurance sales declined 6% as a result of an industry trend to guaranteed products which we have intentionally de-emphasized.
Delivered Other Wealth sales1,2 of $8.2 billion in 2016, an increase of 3% compared with 2015
In 2016, Other Wealth sales in Asia increased 14%, driven by new product launches and increased sales in the bank channel, which more than offset an 11% decline in Canada due to changes to our higher risk segregated fund products earlier this year.

Generated new business value ("NBV")1,2 of $1.2 billion in 2016, an increase of 22% from 2015
The increase in NBV was primarily driven by strong annualized premium equivalent ("APE")1 sales and improved product margins in Asia.

Reported core EBITDA1,2,3 from our wealth and asset management businesses of $1,167 million in 2016 a decrease of 7%, compared with 2015
The decrease in core EBITDA primarily reflects changes in business mix, fee compression in the U.S. pension business, and strategic investments to optimize our operational infrastructure and to expand our distribution reach in Europe and Asia, partially offset by higher fee income on higher asset levels.

[1]
Net flows, gross flows, sales, APE sales, NBV and core EBITDA are non-GAAP measures. See "Performance and Non-GAAP Measures" below and in our 2016 Management's Discussion and Analysis for additional information.

[2]
Growth (declines) in gross flows, sales, NBV and core EBITDA are stated on a constant currency basis. Constant currency basis is a non-GAAP measure.  See "Performance and Non-GAAP Measures" below and in our 2016 Management's Discussion and Analysis for additional information.

[3]	Core earnings before interest, taxes, depreciation and amortization.

February 9, 2017 – Press Release Reporting Fourth Quarter Results

Achieved total assets under management and administration1,2 ("AUMA") of $977 billion as at December 31, 2016, an increase of 6% compared with 2015
Assets under management and administration increased 6% compared with December 31, 2015 driven by investment returns and continued positive customer inflows. WAM AUMA increased 8% from December 31, 2015 to $544 billion, driven by similar reasons.

Financial Strength
Reported a strong Minimum Continuing Capital and Surplus Requirements ("MCCSR") ratio of 230% for The Manufacturers Life Insurance Company ("MLI") as at December 31, 2016
This represents a 7 percentage point increase compared with the ratio at the end of 2015. The increase is primarily due to net capital issuances and net income, partially offset by an increase in required capital and the funding of MFC shareholder dividends.

Reported a financial leverage ratio of 29.5% at December 31, 2016 compared with 23.8% at December 31, 2015
The increase is primarily related to net funding issuances in 2016 of $4.3 billion which addressed higher regulatory capital requirements through issuances in several markets as we executed our global funding diversification strategy.
Delivered $1.8 billion in remittances3 from operating divisions to the Group in 2016 compared with $2.2 billion in 2015
In 2016, MFC subsidiaries delivered $1.8 billion in remittances, $400 million lower than 2015 levels. Robust remittances from our Canadian and U.S. subsidiaries were offset by net injections in Asian entities, as capital was needed largely to address the impact of lower interest rates on local capital requirements.
HOW OUR COMPANY PERFORMED IN THE FOURTH QUARTER OF 2016
Profitability
Reported net income attributed to shareholders of $63 million in 4Q16, down $183 million from 4Q15
The decrease in net income attributed to shareholders largely reflects the 4Q16 direct market charges of $1,202 million (described above), partially offset by the turnaround in investment related experience of $541 million, and growth in core earnings (described below).
Generated core earnings of $1,287 million in 4Q16, an increase of $428 million or 50% from 4Q15
The increase in core earnings included $180 million in core investment gains (compared with nil in 4Q15). The remaining $248 million increase was driven by in-force and new business growth in Asia, a reduction in the expected cost of macro hedges and a $142 million release of tax and related provisions in the U.S. and Corporate and Other segments as a result of the closure of multiple tax years in the U.S. Core earnings in 4Q16 included net policyholder experience charges of $43 million post-tax ($65 million pre-tax) compared with $50 million post-tax ($97 million pre-tax) in 2015.
Generated ROE and core ROE of 0.3% and 12.9% in 4Q16 compared with 2.3% and 8.7% in 4Q15
The decline in ROE in 4Q16 reflects lower net income attributable to shareholders and higher equity due to the growth in retained earnings. The improvement in core ROE reflects strong growth in core earnings partially offset by higher shareholders' equity.
Generated investment-related experience gains of $180 million in 4Q16 compared with charges of $361 million in 4Q15
The $180 million gain reported in 4Q16 reflected the favourable impact of fixed income reinvestment activities on the measurement of our policy liabilities. In 4Q15, net charges of $361 million included $250 million related to the sharp decline in oil and gas prices. In accordance with our definition of core earnings, we included $180 million of investment-related experience gains in core earnings in 4Q16 and nil in 4Q15. (See section "Performance and Non-GAAP Measures" of our 2016 Management Discussion and Analysis.)

[1]	Assets under management and administration is a non-GAAP measure. See "Performance and Non-GAAP Measures" below and in our 2016 Management's Discussion and Analysis for additional information.
[2]
Growth (declines) in assets under management and administration is stated on a constant currency basis.  Constant currency basis is a non-GAAP measure.  See "Performance and Non-GAAP Measures" below and in our 2016 Management's Discussion and Analysis for additional information.

[3]	Remittances are defined as cash remitted by operating subsidiaries and excess capital generated by stand-alone Canadian operations, and available for deployment by Manulife.

February 9, 2017 – Press Release Reporting Fourth Quarter Results

Reported charges related to the direct impact of markets of $1,202 million in 4Q16 compared with charges of $29 million in 4Q15
As outlined above, the 4Q16 charges were due to the impact of the steepening of the yield curve, the narrowing of corporate spreads, and the widening of swap spreads, as well by losses in the dynamic hedging program due to basis risk losses in fund manager and hedge asset performance, which was exacerbated by the large change in interest rates during the quarter.
Growth
Generated net flows of $6.1 billion in our wealth and asset management businesses in 4Q16 compared with $8.7 billion in 4Q15
4Q16 marked the 28th consecutive quarter of positive net flows in our WAM businesses. The continued positive net flows were driven by strong inflows in our institutional advisory business, as well as in our Asia and Canadian mutual fund businesses, partially offset by outflows in our North American pension businesses and U.S. mutual funds. The less favourable net flows compared with 4Q15 is a result of outflows in the U.S. which more than offset higher inflows in our institutional advisory business.

Generated gross flows of $38.2 billion in our wealth and asset management businesses in 4Q16, up 23% compared with 4Q15
In 4Q16, institutional advisory gross flows increased 79% due to the funding of new mandates in Asia and Canada. In Asia, gross flows more than doubled due to money market flows and new fund launches in mainland China as well as record gross flows in our Hong Kong pension business. In Canada, gross flows increased 3% as strong mutual fund sales more than offset lower sales in the large case pension segment. Gross flows in the U.S. declined 9% due to a challenging mutual fund environment and the non-recurrence of a large pension sale in 4Q15.

Achieved insurance sales of $1.1 billion in 4Q16, an increase of 3% compared with 4Q15
In 4Q16, Asia insurance sales increased 18%, driven by strong double-digit growth in Asia Other and strong contributions from the bancassurance partnership with DBS. This increase was partially offset by the impact of earlier pricing actions in Japan in response to lower interest rates. Canadian insurance sales declined by 22% as group benefits sales in 4Q15 included an exceptionally large case sale. U.S. insurance sales declined 6% due to an industry trend towards products with guarantee features which we have de-emphasized.
Reported Other Wealth sales of $1.7 billion in 4Q16, a decrease of 22% with 4Q15
In 4Q16, Other Wealth sales in Asia decreased by 26% reflecting strong sales in 4Q15 from successful new product launches in Japan. In Canada, sales declined due to product actions to de-emphasize our higher risk segregated fund products.

Generated NBV of $367 million in 4Q16, up 20% from 4Q15
The increase in NBV was primarily driven by strong APE sales and improved product margins in Asia.

Reported core EBITDA1 from our wealth and asset management businesses of $306 million in 4Q16, in line with 4Q15
The increase in core EBITDA from higher fee income on higher asset levels was offset by changes in business mix, fee compression in the U.S. pension business, and by strategic investments to optimize our operational infrastructure and to expand our distribution reach in Europe and Asia.

Financial Strength
Reported a strong MCCSR ratio of 230% for MLI as at December 31, 2016 compared with 234% as at September 30, 2016
This represents a 4 percentage point decline compared with the ratio on September 30, 2016. The decline was primarily due to the close of the Mandatory Provident Fund distribution agreement and related acquisition with Standard Chartered Bank, net capital redemptions and growth in required capital excluding the impact of interest rates. The impact of interest rates on earnings and available capital was offset by the favourable impact of interest rates on required capital.

Reported a financial leverage ratio of 29.5% at December 31, 2016 compared with 29.3% as at September 30, 2016
Our financial leverage increased from the prior quarter reflecting lower shareholders' equity from unrealized losses of available-for-sale securities and $828 million of debt and preferred share issuances, partially offset by $1.1 billion in debt redemptions.

[1]	Core earnings before interest, taxes, depreciation and amortization.

February 9, 2017 – Press Release Reporting Fourth Quarter Results

2016 and 4Q16 earnings analysis
The table below reconciles net income attributed to shareholders to core earnings.

	Quarterly Results			Full Year Results
($ millions)	4Q16	3Q16	4Q15	2016	2015
Core earnings
Asia Division	$388	$394	$334	$1,495	$1,234
Canadian Division	359	354	352	1,384	1,252
U.S. Division	471	394	332	1,615	1,466
Corporate and Other (excluding expected cost of macro hedges and core investment gains)	(75)	(102)	(85)	(409)	(298)
Expected cost of macro hedges	(36)	(61)	(74)	(261)	(226)
Investment-related experience in core earnings	180	17	-	197	-
Core earnings	$1,287	$996	$859	$4,021	$3,428
Investment-related experience outside of core earnings	-	280	(361)	-	(530)
Core earnings and investment-related experience in excess of amounts included in core earnings	$1,287	$1,276	$498	$4,021	$$2,898
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(1,202)	414	(29)	(484)	(93)
Changes in actuarial methods and assumptions	(10)	(455)	(97)	(453)	(451)
Integration and acquisition costs	(25)	(23)	(39)	(81)	(149)
Tax and other items	13	(95)	(87)	(74)	(14)
Net income attributed to shareholders	$63	$1,117	$246	$2,929	$2,191
HOW OUR BUSINESSES PERFORMED
Asia Division
2016 Business highlights
In 2016, Asia delivered record APE sales and NBV. These metrics were up 29% and 35%, respectively, compared with 2015. We also achieved another record year of gross flows in our wealth and asset management businesses. Contributing to this success was the launch of our exclusive bancassurance partnership with DBS in four markets. We strengthened our leading Mandatory Provident Fund (MPF) market position with the commencement of our 15-year MPF distribution partnership with Standard Chartered Bank in Hong Kong and the completion of the related acquisition. As at year end, we were the #1 MPF scheme sponsor in terms of both assets under management and net cash flows.1
We launched a number of digital initiatives which helped drive growth and significantly improve our customer experience. We expanded our award-winning ManulifeMove wellness program to the Philippines and mainland China, leveraging the program's success in Hong Kong and further enabling the acquisition of new customers. We also introduced eClaims capabilities through WeChat in mainland China and continued to roll out our POSsible end-to-end digital platform for our agents in Hong Kong and Japan, both of which dramatically improved customer experience while increasing efficiency.
2016 Earnings2
In 2016, net income attributed to shareholders was US$863 million compared with US$865 million in 2015, core earnings was US$1,129 million in 2016 compared with US$963 million in 2015 and items excluded from core earnings amounted to a net charge of US$266 million in 2016 compared with a net charge of US$98 million in 2015.
Core earnings increased 15% compared with 2015 after adjusting for costs arising from the expansion of our dynamic hedging program (there is a corresponding decrease in macro hedging costs in the Corporate and Other segment) and the impact of changes in foreign currency rates. The increase in core earnings was driven by solid growth from in-force business, and continued strong growth in new business volumes partially offset by less favourable policyholder experience and the impact of declining interest rates.

[1]	The Gadbury Group MPF Market Shares Report as of December 2016.
[2]
The 2015 core earnings have been restated to reflect a consistent methodology to allocate capital and earnings on assets backing capital allocated to each operating segment. Amounts are expressed in U.S. dollars, the presentation currency of the division.

February 9, 2017 – Press Release Reporting Fourth Quarter Results

4Q16 Earnings1
Net income attributed to shareholders was US$323 million in 4Q16 compared with US$307 million in 4Q15, core earnings was US$291 million in 4Q16 compared with US$250 million in 4Q15 and items excluded from core earnings amounted to a net gain of US$32 million in 4Q16 compared with a net gain of US$57 million in 4Q15.
Core earnings increased 16% compared with 4Q15 after adjusting for costs arising from the expansion of our dynamic hedging program (there is a corresponding decrease in macro hedging costs in the Corporate and Other segment) and the impact of changes in foreign currency rates. The growth in core earnings was driven by solid growth of in-force business and continued strong growth in new business volumes, partially offset by less favourable policyholder experience and the impact of declining interest rates.
2016 Sales and NBV (comparisons with 2015 and % change calculated on a constant currency basis)
APE sales in 2016 were a record US$2,498 million, an increase of 29%. We achieved double-digit growth in all territories except for Japan and Thailand. APE sales included insurance sales of US$2,002 million and other wealth APE sales of US$496 million, up 27% and 38%, respectively.
•
Japan APE sales in 2016 were US$1,019 million, an increase of 2%. Strong sales of other wealth products through both bank and independent broker channels were mostly offset by the impact of pricing actions on insurance products in response to the lower interest rate environment.

•	Hong Kong APE sales in 2016 were US$496 million, an increase of 27%, driven by distribution expansion across all core channels (bancassurance, broker and agency).
•	Asia Other (excludes Japan and Hong Kong) APE sales in 2016 were US$983 million, an increase of 84%. This was driven by record sales in all territories we operate in, except Thailand.
Wealth and asset management gross flows in 2016 were US$14.9 billion, an increase of 26% and WAM net flows in 2016 were US$3.9 billion, an increase of US$2.1 billion. Mutual fund sales in mainland China was the most significant driver for the growth in both gross and net flows.
•	Japan WAM gross flows in 2016 were US$271 million, a decrease of 34% as equity market volatility impacted consumer confidence, resulting in weaker mutual fund sales.
•
Hong Kong WAM gross flows in 2016 were US$2.6 billion, a slight increase over last year. The continued success and growth of our pension business was largely offset by lower mutual fund sales due to negative market sentiment.

•
Asia Other (excludes Japan and Hong Kong) WAM gross flows in 2016 were US$12.0 billion, an increase of 36%. The growth was driven by mainland China, primarily from money market flows and the launch of new funds as well as pension sales in Indonesia and the launch of the first U.S. property REIT in Singapore.

NBV in 2016 was US$754 million, a 35% increase compared with 2015 reflecting the above-noted increase in APE sales and a 1.5 percentage point improvement in NBV margin.
•	Japan NBV in 2016 of US$260 million increased 17% as a result of improved product margins from pricing actions and favourable product mix, partially offset by declines in interest rates.
•	Hong Kong NBV in 2016 of US$278 million increased 7% as higher APE sales were partially offset by the impact of lower interest rates during the year and a change in business mix.
•	Asia Other NBV in 2016 of US$216 million increased 180% as a result of increased sales, scale benefits and management action to improve margins

4Q16 Sales and NBV (comparisons with 4Q15 and % change calculated on a constant currency basis)
APE sales in 4Q16 were US$618 million, an increase of 13%. APE sales included insurance sales of US$507 million and other wealth APE sales of US$111 million, up 18% and down 7%, respectively.
•
Japan APE sales in 4Q16 were US$233 million, a decrease of 13% reflecting a continuation of the impact of pricing actions in response to lower interest rates, and the impact of successful product launches in 4Q15.

•	Hong Kong APE sales in 4Q16 were US$143 million, an increase of 11% driven by distribution expansion.
•	Asia Other (excludes Japan and Hong Kong) APE sales in 4Q16 were US$242 million, an increase of 59%. We

[1]
2015 core earnings have been restated to reflect a consistent methodology to allocate capital and earnings on assets backing capital allocated to each operating segment. Amounts are expressed in U.S. dollars, the presentation currency of the division.

February 9, 2017 – Press Release Reporting Fourth Quarter Results

experienced growth across all territories in which we operate. Increases were particularly strong in mainland China, Singapore, Vietnam and the Philippines.
Wealth and asset management gross flows in 4Q16 were US$5.4 billion, an increase of 120%. Net flows in 4Q16 were US$1.4 billion, an increase of US$0.6 billion. Mutual fund sales in mainland China were the most significant driver for the growth in both gross and net flows.
•	Japan WAM gross flows in 4Q16 were US$92 million, almost triple 4Q15, driven by a successful fund launch.
•	Hong Kong WAM gross flows in 4Q16 were US$751 million, an increase of 14% reflecting the continued expansion of our pension business and an increase in mutual fund sales.
•
Asia Other (excludes Japan and Hong Kong) WAM gross flows in 4Q16 were US$4.5 billion, two and a half times 4Q15 levels, driven by higher mutual fund sales in mainland China, notably driven by money market flows and the launch of new funds.

NBV in 4Q16 was US$221 million, a 24% increase reflecting the above noted increases in APE sales and a 3.8 percentage point increase in NBV margin.
•	Japan NBV in 4Q16 of US$60 million decreased 18% as a result of lower sales, partially offset by improved margins from pricing actions.
•	Hong Kong NBV in 4Q16 of US$98 million increased 19% in line with sales performance and continued delivery of strong margins.
•	Asia Other NBV of US$63 million increased 176% as a result of increased sales, scale benefits and management actions which strengthened margins.
Canadian Division
Business highlights
In Canada, we delivered solid gross flows in our wealth and asset management businesses driven by the strong performance of our mutual fund line-up and successful sales campaigns. This contributed to strong mutual fund net flows during the year, and placed us fourth1 in the industry. We reported lower overall insurance sales as a result of fewer sales in the large case group benefits segment.
In 2016 we introduced Manulife Vitality, an innovative approach to life insurance, whereby customers earn rewards for living a healthy life. We also introduced a number of initiatives to make it easier for customers to do business with us, such as simplifying our application process and extending life insurance eligibility to Canadians with human immunodeficiency virus (HIV). For our group retirement customers, we launched our Financial Wellness Assessment and Retirement Redefined program, interactive digital solutions which help our customers ensure they are prepared financially for today and into retirement.
2016 Earnings2
Canadian Division's full year 2016 net income attributed to shareholders was $1,486 million compared with $480 million in 2015. Net income attributed to shareholders is comprised of core earnings, which was $1,384 million for 2016 compared with $1,252 million for 2015, and items excluded from core earnings, which amounted to a net gain of $102 million for 2016 compared with a net charge of $772 million in 2015.
The $132 million increase in core earnings over the prior year is primarily due to improved policyholder experience, and higher fee income in wealth and asset management businesses from higher asset levels. The year-over-year increase of $874 million in items excluded from core earnings was driven by the improved impact of market-related factors including interest rates and equity markets, as well as higher oil and gas prices.

[1]	As reported by the Investment Funds Institute of Canada for the year ended December 31, 2016.
[2]	2015 core earnings have been restated to reflect a consistent methodology to allocate capital and earnings on assets backing capital allocated to each operating segment.

February 9, 2017 – Press Release Reporting Fourth Quarter Results

4Q16 Earnings1
Canadian Division's 4Q16 net income attributed to shareholders was $92 million in 4Q16 compared with a net loss of $104 million in 4Q15. Net income (loss) attributed to shareholders is comprised of core earnings of $359 million in 4Q16 compared with $352 million in 4Q15; and items excluded from core earnings which amounted to net charges of $267 million in 4Q16 compared with net charges of $456 million in 4Q15.
The $7 million increase in core earnings over the prior year is primarily due to 4Q16 reinsurance recapture gains partially offset by one-time charges. The 4Q16 loss in items excluded from core earnings improved from last year due to oil and gas appraisal gains compared with 4Q15 losses arising from declining oil prices.
2016 Sales
Wealth and asset management gross flows in 2016 were $17.0 billion, an increase of $0.5 billion or 3% compared with 2015 reflecting continued strong growth in mutual funds. We reported net flows in 2016 of $3.8 billion, down from $5.5 billion in 2015 due to lower group retirement gross flows and increased mutual fund and group retirement redemptions. Assets under management for our WAM businesses at December 31, 2016 were $110 billion, an increase of 9% compared with December 31, 2015, driven by positive net flows and investment returns over the past year in our mutual fund and group retirement businesses.

•	Mutual Funds full year gross flows of $9.8 billion in 2016 increased $1.1 billion or 13% compared with 2015, driven by successful sales campaigns and positive fund performance.
•	Group Retirement Solutions gross flows of $7.2 billion in 2016 decreased 8% or $0.6 billion compared with 2015 due to lower sales in the large case segment compared with our record year in 2015.
Other Wealth sales were $3.2 billion, a decrease of $0.4 billion or 11% compared with 2015, driven by changes in our higher risk segregated fund products earlier this year.
•	Segregated fund product[2] full year sales in 2016 were $2.5 billion, a decrease of 15% compared with 2015.
•	Fixed product full year sales in 2016 were $716 million, an increase of 10% compared with 2015, primarily due to higher structured settlement sales.
Manulife Bank net lending assets were $19.5 billion as at December 31, 2016, in line with December 31, 2015, as growth continues to be challenged by competitive pressures in the residential mortgage market.
Insurance sales were $693 million for the full year 2016, 16% lower than 2015 levels, reflecting two exceptionally large sales in our group business in 2015 that were not repeated in 2016.
•	Retail Insurance sales in 2016 of $235 million increased by 30% compared with 2015 driven by higher universal life sales in anticipation of regulatory changes.
•
Institutional Markets sales for 2016 of $458 million decreased 29% compared with 2015 primarily due to fewer sales at the large end of the group benefits market. Market activity was down in 2016 whereas there were two very large sales in 2015. We also experienced softness at the small end of the group benefits market due to pricing actions we took to address deteriorating claims experience

4Q16 Sales
Wealth and asset management gross flows in 4Q16 were $4.1 billion, an increase of 3% compared with 4Q15 reflecting strong growth in the mutual fund business. We reported net flows in 4Q16 of $383 million, down from $765 million in 4Q15 due to increased mutual fund and group retirement redemptions.
•	Mutual Fund gross flows in 4Q16 of $2.4 billion increased $0.3 billion or 16% compared with 4Q15, driven by successful sales campaigns and strong performance by our top-selling mutual funds.
•	Group retirement gross flows of $1.6 billion in 4Q16 were 11% lower compared with 4Q15 due to lower sales in the large case segment.

[1]	2015 core earnings have been restated to reflect a consistent methodology to allocate capital and earnings on assets backing capital allocated to each operating segment.
[2]	Segregated fund products include guarantees. These products are also referred to as variable annuities.

February 9, 2017 – Press Release Reporting Fourth Quarter Results

Insurance sales were $237 million in 4Q16, 22% lower than 4Q15 levels, due to lower sales in the large case segment of our group benefits business, partially offset by higher universal life sales in Retail Insurance.
•	Retail Insurance sales in 4Q16 of $94 million increased by 92% compared with 4Q15 driven by higher universal life sales in anticipation of regulatory changes.
•	Institutional Markets sales in 4Q16 of $143 million decreased 44% compared with 4Q15 reflecting an exceptionally large group benefits sale in 4Q15 that was not repeated in 4Q16.
Other Wealth sales were $740 million in 4Q16, a decrease of $128 million or 15% compared with 4Q15, driven by changes in our higher risk segregated fund products earlier this year.
•	Segregated fund product[1] sales in 4Q16 were $589 million, a decrease of 17% compared with 4Q15.
•	Fixed product sales in 4Q16 were $151 million, a decrease of 3% compared with 4Q15.

U.S. Division
Business highlights
In the U.S., we delivered solid gross flows in our Wealth and Asset Management businesses in 2016 including record gross flows in our pension business, enabled by the capabilities obtained through the successful integration of the acquired New York Life pension business. Net outflows were US$1.6 billion for the year, compared with net inflows of US$9.5 billion in 2015 due to high mutual fund redemptions. Heightened competition and challenging market conditions impacted life insurance sales during the year, and in response to industry trends and stagnant consumer demand, we announced that we will discontinue new sales of our stand-alone individual long-term care product.
During the year we continued to focus on expanding our wealth products, adding new fund offerings to our product line-up, including four funds for investors who seek investment options that are likely to provide societal and environmental benefits, three additional UCITS2 strategies to make our funds available to non-residents of the U.S., and six new ETF strategies, including an international equity ETF fund that was launched in 4Q16. We enter 2017 with 12 differentiated multi-factor ETF offerings as we continue to establish ourselves in the smart beta portion of the passive investment management market.  On the Insurance side of the business, we continued to expand upon our wellness–linked life insurance program through our exclusive partnership with Vitality. In addition, we expanded the availability and focus of our Insurance products to a wider demographic with the launch of a lower-cost term life insurance product and through direct-to-consumer insurance options for individuals who are not purchasing through an agent.
2016 Earnings3
Net income attributed to shareholders was US$865 million in 2016 compared with US$1,138 million in 2015; core earnings were US$1,218 million compared with US$1,149 million in 2015; and items excluded from core earnings were a net charge of US$353 million compared with a net charge of US$11 million in 2015.
Core earnings increased by US$69 million or 6% compared to 2015, primarily driven by a US$52 million release of tax provisions as a result of closing certain tax years and improved policyholder experience in the second half of 2016 as a result of changes to long-term care assumptions (see above). In addition, lower amortization of deferred acquisition costs on in-force variable annuity business was offset by the impact of lower insurance sales and lower fee income in WAM businesses from fee compression in our pension business and changes in business mix.
4Q16 Earnings3
Net income attributed to shareholders was a net charge of US$55 million in 4Q16 compared with net income of US$241 million in 4Q15, core earnings was US$353 million in 4Q16 compared with US$248 million in 4Q15 and items excluded from core earnings amounted to a net charge of US$408 million in 4Q16 compared with a net charge of US$7 million in 4Q15.
The US$105 million increase in core earnings over the prior year includes a US$52 million release of tax provisions as a result of closing certain tax years, improved policyholder experience in 4Q16 as a result of changes to long-term care assumptions in 3Q16 and lower amortization of deferred acquisition costs on in-force variable annuity business partially offset by lower fee income in WAM businesses driven by fee compression in our pension business and changes in business mix.

[1]	Segregated fund products include guarantees. These products are also referred to as variable annuities.
[2]	Undertakings for Collective Investment in Transferrable Securities ("UCITS")
[3]
2015 core earnings have been restated to reflect a consistent methodology to allocate capital and earnings on assets backing capital allocated to each operating segment. Amounts are expressed in U.S. dollars, the functional currency of the division.

February 9, 2017 – Press Release Reporting Fourth Quarter Results

2016 Sales
Wealth and asset management gross flows in 2016 were US$49.4 billion, an increase of 5% compared with 2015, due to strong mid-market pension sales reflecting a full year of sales from the acquired New York Life retirement plan services ("NYL RPS") business offset by lower mutual fund sales. Normalizing for the NYL RPS acquisition, annual gross flows were 1% higher than the prior year. Net outflows were US$1.6 billion for the year, compared with net inflows of US$9.5 billion in 2015.
•
John Hancock ("JH") Investments gross flows of US$26.2 billion decreased 7% compared with 2015. While fund performance improved in 4Q16, our overall sales environment was challenged throughout 2016 by the underperformance of a few key funds earlier in the year, customers' reduced appetite for actively managed solutions, and advisors' focus on impending implementation of the Department of Labor's ("DOL") fiduciary rule. Net outflows were US$1.1 billion compared with net inflows of US$10.4 billion in 2015 reflecting lower gross flows and increased redemptions. Assets under management increased 6% from December 31, 2015 to US$88.5 billion as at December 31, 2016.

•
JH Retirement Plan Services ("JH RPS") 2016 gross flows of US$23.2 billion were up 22% compared with 2015 or 11% when normalizing for the NYL RPS acquisition. This was driven primarily by strong mid-market sales demonstrating the success of our expanded capabilities. Net outflows were US$537 million in 2016 compared with net outflows of US$905 million in the prior year. The improvement reflects strong mid-market sales and ongoing contributions, which more than offset higher mid-market plan terminations unrelated to the business acquired from New York Life due to intense pricing and competitive pressures as well as changes in plans' trustee and/or advisor.

Insurance sales in 2016 of US$459 million declined 6% compared with 2015 reflecting headwinds from the industry trend towards products with guaranteed features which we have purposely de-emphasized in our product portfolio. We recorded strong double-digit growth in sales of term and international products, two of our key products emphasized for growth.
•
JH Life sales of US$417 million in 2016 decreased 7% from the prior year as the competitive pressures highlighted above more than offset growth in term and international sales and the positive trends emerging in Vitality, our innovative health engagement rider.

•
JH LTC 2016 sales of US$42 million increased 2% from the prior year as sales benefited from the biennial inflation buy-up activity in the U.S. Federal program offset by lower group and retail sales. Effective December 2, 2016, we discontinued new sales of our stand-alone retail individual long-term care product.

4Q16 Sales
Wealth and asset management gross flows in 4Q16 were US$12.2 billion, a decrease of 9% compared with 4Q15, due to lower mutual fund flows reflecting the factors mentioned above. Solid mid-market pension flows were below prior year due to the non-recurrence of a large union plan sale in 4Q15. Net outflows were US$2.4 billion for the quarter, compared with net inflows of US$2.8 billion in 4Q15 driven by the aforementioned lower gross flows, increased redemptions in our mutual funds and higher mid-market plan terminations unrelated to the New York Life acquisition in our pension business.
•
JH Investments 4Q16 gross flows of US$6.6 billion decreased 11% compared with 4Q15. The decrease was driven by the continued industry shift of flows from active to passive management, distributors' uncertainty around DOL fiduciary rules and interest rates, and under-performance in some of our key funds in the early part of 2016. Sales trended upward in the quarter as firms gained clarity on some of these items along with an improvement in fund performance. Growth continued in the Guided Solutions program, a client-directed wrap fee advisory program offered by Edward Jones. In 4Q16 net outflows were US$628 million, compared to net inflows of US$2.6 billion in 4Q15.

•
JH RPS 4Q16 gross flows of US$5.6 billion declined 6% compared with 4Q15. This was driven primarily by lower mid-market pension sales due to the non-recurrence of a large union plan sale in 4Q15. Gross flows in the small case market continued to gain momentum driven by new plan sales, which saw the highest fourth quarter sales since 2012. Net outflows were US$1.7 billion compared with net inflows of US$187 million in 4Q15 reflecting higher mid-market plan terminations unrelated to the business acquired from New York Life, as mentioned above. The newly developed Enterprise Solution product is intended to address retention concerns in the large plan space.

Insurance sales in 4Q16 of US$120 million declined 6% compared with 4Q15 as the industry trend back towards sales with guaranteed features which we have purposely de-emphasized in our product portfolio continued to impact sales.
•
JH Life sales of US$112 million in 4Q16 decreased 6% from 4Q15 as strong term and international sales were offset by the persistent headwinds highlighted above. Term sales exceeded prior year by 46% in a highly competitive market, reflecting our strongest quarter in six years, and were attributable to our product and pricing repositioning efforts implemented earlier in 2016.

February 9, 2017 – Press Release Reporting Fourth Quarter Results

•
JH LTC 4Q16 sales of US$8 million were consistent with the prior year with retail sales of $5 million reflecting the winding down of the business with all existing applications expected to be processed by the first quarter of 2017.

Corporate and Other
Corporate and Other is composed of: investment performance on assets backing capital, net of amounts allocated to operating divisions, financing costs; Investment Division's external asset management business (Manulife Asset Management); our Property and Casualty ("P&C") Reinsurance business; and run-off reinsurance business lines including variable annuities and accident and health.
2016 Earnings1
Corporate and Other reported a full year 2016 net loss attributed to shareholders of $832 million compared with a net loss of $854 million for 2015. The core loss was $473 million in 2016 and $524 million in 2015; items excluded from core loss amounted to net charges of $359 million in 2016 compared with net charges of $330 million in 2015.
The $51 million decrease in core loss is largely due to the inclusion of $197 million of core investment gains in 2016 compared with nil in 2015 and $73 million in 2016 related to the release of provisions and interest on uncertain tax positions in the U.S. These gains were partially offset by $86 million lower net investment income driven by higher interest expense due to debt issuances over the year and lower realized gains on available-for-sale equities, $75 million higher interest allocated to the divisions, $35 million higher expected macro hedging costs and $26 million higher expenses in Corporate and Other and strategic investments in our Manulife Asset Management business.
4Q16 Earnings1
Corporate and Other reported a net loss attributed to shareholders of $387 million in 4Q16 compared with a net loss of $382 million in 4Q15. The net loss in 4Q16 consisted of core earnings of $69 million (4Q15 – core loss of $159 million) and items excluded from core earnings amounted to net charges of $456 million (4Q15 – net charges of $223 million).
The $228 million favourable variance in core earnings includes $180 million of investment-related experience gains reported in core earnings in 4Q16 compared with nil in 4Q15, a $73 million release of provisions and interest on uncertain tax positions in the U.S. and $38 million lower expected macro hedging costs. These gains were partially offset by higher financing charges, severance costs in Corporate and Other and strategic investments in our Manulife Asset Management business.
CORPORATE ITEMS
In a separate news release today, the Company announced that the Board of Directors approved an increase in the quarterly shareholders' dividend from 18.5 cents to 20.5 cents per share on the common shares of MFC, payable on and after March 20, 2017 to shareholders of record at the close of business on February 22, 2017.
The Board of Directors also approved that, in respect of MFC's March 20, 2017 common share dividend payment date, and pursuant to MFC's Canadian Dividend Reinvestment and Share Purchase Plan and its U.S. Dividend Reinvestment and Share Purchase Plan, the required common shares be purchased on the open market. The purchase price of such shares will be based on the average of the actual cost to purchase such common shares. There are no applicable discounts because the common shares are being purchased on the open market and are not being issued from treasury.
Awards & Recognition (4Q16)
In Canada, Manulife received silver awards for Mental Health at Work and Healthy Workplace at the 2016 Excellence Canada awards. The awards recognize a company's success at implementing a healthy work environment and improving the lives of employees and their families.
In Hong Kong, Manulife was named Company for Financial Planning Excellence of the Year in the insurance category at the 2016 South China Morning Post/Institute of Financial Planners Hong Kong Financial Planner Awards. Manulife received this recognition for the 10th consecutive year.

1  2015 core earnings have been restated to reflect a consistent methodology to allocate capital and earnings on assets backing capital allocated to each operating segment.

February 9, 2017 – Press Release Reporting Fourth Quarter Results

In the United States, JH received a perfect score of 100% on the 2017 Corporate Equality Index, a national benchmarking survey and report on corporate policies and practices related to LGBT workplace equality, administered by the Human Rights Campaign.
Manulife Asset Management had 112 Four- or Five-star Morningstar rated funds1 as at December 31, 2016, an increase of 17 funds since December 31, 2015.
Notes:
Manulife Financial Corporation will host a Fourth Quarter Earnings Results Conference Call at 2:00 p.m. ET on February 9, 2017. For local and international locations, please call 416-340-8530 and toll free in North America please call 1-800-769-8320. Please call in ten minutes before the call starts. You will be required to provide your name and organization to the operator. A replay of this call will be available by 6:00 p.m. ET on February 9, 2017 through February 23, 2017 by calling 905-694-9451 or 1-800-408-3053 (passcode: 2313968).
The conference call will also be webcast through Manulife's website at 2:00 p.m. ET on February 9, 2017. You may access the webcast at: www.manulife.com/quarterlyreports. An archived version of the webcast will be available at 6:00 p.m. ET on the website at the same URL as above.
The Fourth Quarter 2016 Statistical Information Package is also available on the Manulife website at: www.manulife.com/quarterlyreports.

Media Inquiries: Sean B. Pasternak (416) 852-2745 sean_pasternak@manulife.com	Investor Relations: Robert Veloso (416) 852-8982 robert_veloso@manulife.com

1For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating based on a Morningstar Risk-Adjusted Return that accounts for variation in a   fund's monthly performance (including effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category, the next 22.5%, 35%, 22.5% and bottom 10% receive 5, 4, 3, 2 or 1 star, respectively. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance associated with its 3-, 5- and 10-year (if applicable) Morningstar Rating metrics. Past performance is no guarantee of future results. The overall rating includes the effects of sales charges, loads and redemption fees, while the load-waived does not.

February 9, 2017 – Press Release Reporting Fourth Quarter Results

Financial Highlights
	Quarterly Results			Full Year Results
($ millions, unless otherwise stated, unaudited)	4Q16	3Q16	4Q15	2016	2015
Net income attributed to shareholders	$63	$1,117	$246	$2,929	$2,191
Preferred share dividends	(33)	(34)	(29)	(133)	(116)
Common shareholders' net income	$30	$1,083	$217	$2,796	$2,075
Core earnings(1)	$1,287	$996	$859	$4,021	$3,428
Basic earnings per common share ($)	$0.01	$0.55	$0.11	$1.42	$1.06
Diluted earnings per common share ($)	$0.01	$0.55	$0.11	$1.41	$1.05
Diluted core earnings per common share ($)(1)	$0.63	$0.49	$0.42	$1.96	$1.68
Return on common shareholders' equity ("ROE")	0.3%	11.1%	2.3%	7.3%	5.8%
Core ROE(1)	12.9%	9.8%	8.7%	10.1%	9.2%
Sales(1) Insurance products	$1,074	$1,010	$1,027	$3,952	$3,380
Wealth and Asset Management gross flows(1)	$38,160	$27,418	$31,089	$120,450	$114,686
Wealth and Asset Management net flows(1)	$6,073	$2,694	$8,748	$15,265	$34,387
Other Wealth products	$1,737	$2,038	$2,109	$8,159	$7,494
Premiums and deposits(1) Insurance products	$8,639	$8,347	$7,759	$33,594	$29,509
Wealth and Asset Management products	$38,160	$27,418	$31,089	$120,450	$114,686
Other Wealth products	$1,405	$1,476	$1,963	$6,034	$6,718
Corporate and Other	$23	$22	$26	$88	$90
Assets under management and administration ($ billions)(1)	$977	$966	$935	$977	$935
Capital ($ billions)(1)	$50.2	$51.8	$49.9	$50.2	$49.9
MLI's MCCSR ratio	230%	234%	223%	230%	223%
(1)	This item is a non-GAAP measure.
Performance and Non-GAAP Measures
We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure if it is presented other than in accordance with generally accepted accounting principles used for the Company's audited financial statements. Non-GAAP measures referenced in this presentation include: Core Earnings (Loss); Core ROE; Diluted Core Earnings Per Common Share; Core EBITDA; Core Investment Gains; Constant Currency Basis (measures that are reported on a constant currency basis include percentage growth in Sales, Gross Flows, Premiums and Deposits, Core EBITDA, New Business Value and Assets under Management and Administration); Premiums and Deposits; Assets under Management; Assets under Management and Administration; Capital; New Business Value; New Business Value Margin; Sales; APE Sales; Gross Flows and Net Flows. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP. For more information on non-GAAP financial measures, including those referred to above, see "Performance and Non-GAAP Measures" in our 2016 Management's Discussion and Analysis.

February 9, 2017 – Press Release Reporting Fourth Quarter Results

The following table summarizes for the past eight quarters core earnings and net income (loss) attributed to shareholders.
Total Company
	Quarterly Results
($ millions, unaudited)	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15
Total core earnings	$1,287	$996	$833	$905	$859	$870	$902	$797
Investment-related experience outside of core earnings	-	280	60	(340)	(361)	(169)	77	(77)
Core earnings plus investment-related experience outside of core earnings	1,287	1,276	893	565	498	701	979	720
Other items to reconcile core earnings to net income attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities (details below)	(1,202)	414	(170)	474	(29)	232	(309)	13
Recapture of reinsurance treaties	-	-	-	-	(52)	-	-	12
Change in actuarial methods and assumptions	(10)	(455)	-	12	(97)	(285)	(47)	(22)
Integration and acquisition costs	(25)	(23)	(19)	(14)	(39)	(26)	(54)	(30)
Tax related items	(2)	2	-	1	2	-	31	30
Other items	15	(97)	-	7	(37)	-	-	-
Net income attributed to shareholders	$63	$1,117	$704	$1,045	$246	$622	$600	$723
Other market-related factors
Direct impact of equity markets and variable annuity guarantee liabilities	$(213)	$96	$(97)	$(150)	$77	$(419)	$28	$15
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of policy liabilities	(847)	218	(113)	407	(97)	647	(362)	13
Gains (charges) on sale of AFS bonds and derivative positions in the Corporate segment	(142)	255	40	217	(9)	4	25	(15)
Risk reduction items	-	(155)	-	-	-	-	-	-
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	$(1,202)	$414	$(170)	$474	$(29)	$232	$(309)	$13
Asia Division
	Quarterly Results
($ millions, unaudited)	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15
Asia Division core earnings(1)	$388	$394	$342	$371	$334	$338	$283	$279
Investment-related experience outside of core earnings	74	62	(25)	(20)	(3)	21	7	-
Core earnings plus investment- related experience outside of core earnings	462	456	317	351	331	359	290	279
Other items to reconcile core earnings to net income attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(15)	107	(287)	(238)	76	(248)	15	(17)
Tax-related items	-	-	-	10	2	-	(2)	20
Integration and acquisition costs	(4)	(2)	(2)	(2)	-	-	-	-
Other Items	(12)	-	-	-	-	-	-	-
Net income attributed to shareholders(1)	$431	$561	$28	$121	$409	$111	$303	$282
(1)	2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.

February 9, 2017 – Press Release Reporting Fourth Quarter Results

Canadian Division
	Quarterly Results
($ millions, unaudited)	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15
Canadian Division core earnings(1)	$359	$354	$333	$338	$352	$336	$303	$261
Investment-related experience outside of core earnings	17	35	(88)	(78)	(180)	(144)	14	(81)
Core earnings plus investment-related experience outside of core earnings	376	389	245	260	172	192	317	180
Other items to reconcile core earnings to net income attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(266)	60	130	346	(201)	97	(114)	(65)
Recapture of reinsurance treaty and tax-related items	-	-	-	-	(52)	-	1	12
Integration and acquisition costs	(18)	(14)	(16)	(6)	(23)	(13)	(14)	(9)
Net income (loss) attributed to shareholders(1)	$92	$435	$359	$600	$(104)	$276	$190	$118
(1)	2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.
U.S. Division
	Quarterly Results
($ millions, unaudited)	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15
U.S. Division core earnings(1)	$471	$394	$361	$389	$332	$375	$385	$374
Investment-related experience outside of core earnings	97	192	93	(233)	(146)	(34)	64	(9)
Core earnings plus investment-related experience outside of core earnings	568	586	454	156	186	341	449	365
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(623)	72	(47)	82	142	174	(251)	99
Integration and acquisition costs	(1)	(4)	-	(4)	(5)	(8)	(32)	-
Tax-related items	(2)	2	-	-	-	-	-	-
Other items	(15)	(97)	-	7	-	-	-	-
Net income attributed to shareholders(1)	$(73)	$559	$407	$241	$323	$507	$166	$464
(1)	2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.
Corporate and Other
	Quarterly Results
($ millions, unaudited)	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15
Corporate and Other core loss (excluding expected cost of macro hedges and core investment gains) (1)	$(75)	$(102)	$(125)	$(107)	$(85)	$(66)	$(74)	$(73)
Expected cost of macro hedges	(36)	(61)	(78)	(86)	(74)	(62)	(46)	(44)
Investment-related experience included in core earnings	180	17	-	-	-	(51)	51	-
Total core earnings (loss)	69	(146)	(203)	(193)	(159)	(179)	(69)	(117)
Investment-related experience outside of core earnings	(188)	(9)	80	(9)	(32)	(12)	(8)	13
Core loss plus investment-related experience outside of core earnings	(119)	(155)	(123)	(202)	(191)	(191)	(77)	(104)
Other items to reconcile core earnings (loss) to net income (loss) attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(298)	175	34	284	(46)	209	41	(4)
Changes in actuarial methods and assumptions	(10)	(455)	-	12	(97)	(285)	(47)	(22)
Integration and Acquisition Costs	(2)	(3)	(1)	(2)	(11)	(5)	(8)	(21)
Tax-related items	-	-	-	(9)	-	-	32	10
Other items	(42)	-	-	-	(37)	-	-	-
Net income (loss) attributed to shareholders(1)	$(387)	$(438)	$(90)	$83	$(382)	$(272)	$(59)	$(141)
(1)
The Corporate and Other segment includes earnings on assets backing capital net of amounts allocated to operating divisions.  2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.

February 9, 2017 – Press Release Reporting Fourth Quarter Results

Caution regarding forward-looking statements
From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.
The forward-looking statements in this document relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "suspect", "outlook", "expect", "intend", "estimate", "anticipate", "believe", "plan", "forecast", "objective", "seek", "aim", "continue", "goal", "restore", "embark" and "endeavour" (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts' expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels, including through our collaboration arrangements with Standard Life plc, bancassurance partnership with DBS Bank Ltd and distribution agreement with Standard Chartered; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses, including with respect to the acquisitions of Standard Life, New York Life's Retirement Plan Services business and Standard Chartered's MPF and Occupational and Retirement Schemes Ordinance ("ORSO") businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the failure to realize some or all of the expected benefits of the acquisitions of Standard Life, New York Life's Retirement Plan Services business and Standard Chartered's MPF and ORSO businesses; the disruption of or changes to key elements of the Company's or public infrastructure systems; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under "Risk Factors" in our most recent Annual Information Form, under "Risk Management", "Risk Factors" and "Critical Accounting and Actuarial Policies" in our most recent annual Management's Discussion and Analysis, in the "Risk Management" note to our most recent annual consolidated financial statements and elsewhere in our filings with Canadian and U.S. securities regulators.
The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

February 9, 2017 – Press Release Reporting Fourth Quarter Results